UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant's name into English)

61, Vasilisis Sofias Avenue Athens 115 21 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Adjournment of the 2010 Annual Meeting of Shareholders of Omega Navigation Enterprises, Inc. ("the Company") initially scheduled to be held on November 29, 2010 at 10:00 a.m., local time, and adjourned to December 21, 2010 at 10:00 a.m., local time, at the Company's offices in Athens, Greece.

Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company.

This report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-147138), which was declared effective on February 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMEGA NAVIGATION ENTERPRISES, INC.

Dated: December 8, 2010	By: /s/ Gregory A. McGrath
Gregory A. McGrath
Chief Financial Officer